================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                               Amendment No. 1 to
                                    FORM T-3
                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                             ----------------------

                             RBC CENTURA BANKS, INC.
              ----------------------------------------------------
                               (Name of Applicant)

                              1417 CENTURA HIGHWAY
                           ROCKY MOUNT, NORTH CAROLINA
                     (Address of Principal Executive Offices
                           of RBC Centura Banks, Inc.)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

               TITLE OF CLASS                                  AMOUNT
               --------------                                  ------
Subordinated Guarantee of 8.50% Cumulative Trust             $28,750,000
Preferred Securities

Subordinated Guarantee of 8.50% Debentures                   $28,750,000

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:  Not applicable.

                     NAME AND ADDRESS OF AGENT FOR SERVICE:
                              Elizabeth A. Edelman
                                    Secretary
                             RBC Centura Banks, Inc.
                              1417 Centura Highway
                        Rocky Mount, North Carolina 27804

                             ----------------------
                                    Copy to:
                                Donald J. Toumey
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

THE COMPANY HEREBY AMENDS THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL (I) THE 20TH DAY AFTER THE FILING OF A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS AMENDMENT, OR (II) SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 307(C) OF THE ACT, MAY DETERMINE UPON THE WRITTEN REQUEST OF THE COMPANY.
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                                     GENERAL

1.   GENERAL INFORMATION. Furnish the following information as to the Applicant:

          (a)  Form of organization:

          The Applicant is a corporation.

          (b)  State or other sovereign power under the laws of which organized:

          State of North Carolina.

2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the Applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

          On July 29, 1998, EBI Capital Trust I (the "Trust"), a Delaware statutory business trust formed pursuant to the Business Trust Act of the State of Delaware, issued 8.50% Cumulative Trust Preferred Securities (the "Preferred Securities"), guaranteed by Eagle Bancshares, Inc. ("Eagle"). On July 22, 2002, Eagle merged with and into RBC Centura Bank (the "Bank"), a wholly owned subsidiary of RBC Centura Banks, Inc. (the "Applicant"). The Applicant intends to issue its (1) Subordinated Guarantee of the Preferred Securities, and (2) Subordinated Guarantee of the 8.50% Debentures issued by the Bank to the Trust (collectively, the "Guarantees"). The Guarantees will be issued pursuant to a Preferred Securities Guarantee Agreement, among the Applicant and SunTrust Bank, as Trustee, for the benefit of the holders of the Preferred Securities. The issuance of the Guarantees by the Applicant does not constitute a "sale" as defined in Section 2(3) of the Securities Act and, consequently, registration under the Securities Act of 1933 (the "Securities Act") is not required.

                                  AFFILIATIONS

3. AFFILIATES. Furnish a list or diagram of all affiliates of the Applicant and indicate the respective percentages of voting securities or other bases of control.

     (a) Royal Bank of Canada, a Canadian chartered bank, and one of its wholly owned subsidiaries (RBC Holdings (Delaware) Inc.) own 100% of the voting stock of the Applicant.

     (b) A list of Royal Bank of Canada's subsidiaries is set forth below. In addition to the Applicant and the Applicant's subsidiaries (which are listed under item 3(c) below), Royal Bank owns, directly or indirectly, 100% of the voting securities of the following subsidiaries (unless otherwise noted):

ROYAL BANK OF CANADA
     RBC SERVICIOS TECNICOS C.A.
     ATLANTIS HOLDINGS LIMITED
     ROYAL BANK ACTION DIRECT INC.
     ROYAL BANK MORTGAGE CORPORATION
     ROYAL MUTUAL FUNDS INC./FONDS D'INVESTISSEMENT ROYAL INC.
          RBC FUNDS INC.
               RBC ADVISOR GLOBAL FUND INC.
     THE ROYAL BANK OF CANADA NOMINEES PTE LTD.
     354931 ALBERTA LTD.
     FINFOR VENTURE CAPITAL CORPORATION
     HALCO INC.
     ROYAL BANK OF CANADA REPRESENTACOES S/C LTDA. (99.99 %)
     FINANCIAL SERVICES WORLDWIDE PTY LIMITED
     THE ROYAL TRUST COMPANY
          ROYAL TRUST MUTUAL FUNDS PARTNERSHIP
          921008 ONTARIO LIMITED
     RBC INVESTMENT MANAGEMENT (ASIA) LIMITED
          RIVERSLEIGH (NOMINEE) LIMITED
     ROYAL TRUST REAL ESTATE LIMITED PARTNERSHIP (31.00%) (2)
     ROYAL TRUST REALTY INC.
     ROYAL TRUST BANK (ASIA) LTD.
          ROYAL TRUST NOMINEES PTE LTD.
     ROYAL TRUST ASIA GROUP LIMITED
     FERNCROFT HOLDINGS INC.
     OAK TECHNOLOGIES INCORPORATED
     AGENS REALTY INC.
     ROYAL BANK OF CANADA REINSURANCE (CAYMAN) LIMITED
          HOCHELAGA INSURANCE COMPANY LTD.
          ROYAL BANK OF CANADA INSURANCE COMPANY LTD.
     3014665 CANADA INC.
     RBC TECHNOLOGY VENTURES INC.
          MILESTONE MEDICA CORPORATION (52.90 %)
          ELab TECHNOLOGY VENTURES INC. (53.10 %)
          3506118 CANADA LIMITED
     RBC CAPITAL INVESTMENTS HOLDINGS (USA) INC.
     3328678 CANADA INC.
     RBC TRUSTEES INTERNATIONAL LIMITED
     ROYAL BANK VENTURES INC.
     RBC TRADE ASIA LIMITED (99.00%)
     CONNOR CLARK LTD.
          MERCHANT ASSET MANAGEMENT
          CONNOR CLARK SHAREHOLDINGS LIMITED
          CONNOR CLARK COMMONWEALTH LTD.
          MERCHANT ASSOCIATES LTD.
               ROSEMOUNT INVESTMENTS LTD.
               KINGSBRAE INVESTMENTS LIMITED
               OPPE INVESTMENTS LTD.
          MERCHANT FINANCIAL HOLDINGS LTD.
     ROYAL BANK LEASEHOLDS INC.
     ROYAL BANK HOLDING INC.
          RT INVESTMENT MANAGEMENT HOLDINGS INC.
               RBC GLOBAL INVESTMENT MANAGEMENT INC.
               RT REALTY ADVISORS INC.
               RBC PRIVATE COUNSEL (USA) INC.
               RBC PRIVATE COUNSEL INC./RBC SERVICES-CONSEILS PRIVES INC. 3933164 CANADA INC.
          ROYAL BANK OF CANADA (ASIA) LIMITED
          INVESTMENT HOLDINGS (CAYMAN) LIMITED
               ROYAL BANK OF CANADA (BARBADOS) LIMITED (92.87 %)
                    ROYAL BANK OF CANADA (CARIBBEAN) CORPORATION
          ROYAL BANK DS HOLDING INC.
               ROYAL BANK REALTY INC.
                    GLOBE REALTY MANAGEMENT LIMITED
                    ROYAL BANK PLAZA INC.
                    ROYAL BANK PLAZA HOLDINGS LTD.

                    GLOBE REALTY HOLDINGS LTD.
                    CANADIAN REALTY INC.
                    CANADIAN REALTY REVENUE PROPERTIES LTD.
                    GLOBE REALTY INC.
                    3901629 CANADA INC.
               RBC DOMINION SECURITIES LIMITED
                    RBC DOMINION SECURITIES INC.
                         RBC DOMINION SECURITIES (LONDON) LIMITED
                              RBC DOMINION SECURITIES INTERNATIONAL LIMITED
                         RBC DOMINION SECURITIES CORPORATION (55.00%)
                              RICHARDSON COMMODITIES, INC.
                         RBC DOMINION SECURITIES FINANCE S.A.
                         PHW LEASES NO. 1 LTD.
                         RBC DS FINANCIAL SERVICES INC.
                              RBC DS FINANCIAL SERVICES (QUEBEC) INC.
                         DS MARCIL INC.
                         KAYANDAY NOMINEES LIMITED
                         MCNEIL, MANTHA SECURITIES LIMITED
                         FIRST UTILITY NT LTD.
                         COMMISSION DIRECT INC. (50.00%)
                         MAPLE LEAF WARRANT CORPORATION
                         RBC DOMINION SECURITIES LIMITED (U.K. COMPANY)
                         TC NT FINANCIAL CORPORATION
                         927966 ONTARIO LIMITED
                         MUNICIPAL BOND ACQUISITION CORPORATION
                         MBS INVESTMENT CONDUIT CORPORATION
                         RBC DOMINION SECURITIES L.L.C. (55.00%)
                         RBC DOMINION SECURITIES GmbH
                         RBC DOMINION SECURITIES HOLDINGS (CARIBBEAN) LIMITED
                              RBC DOMINION SECURITIES GLOBAL LIMITED
                                   RBC INVESTMENTS URUGUAY S.A.
                         RBC DS FINANCIAL SERVICES (ONTARIO) INC.
                         RBC INVESTMENT SERVICES (ASIA) LIMITED
                              RBC FUTURES SERVICES (ASIA) LIMITED
                         CALUMET INVESTMENT LIMITED
                         RBC DOMINION SECURITIES (JAPAN) LTD.
                         RICHARDSON GREENSHIELDS OF CANADA (JAPAN) LIMITED RICHARDSON GREENSHIELDS OF CANADA (U.K.) LIMITED 3442942 CANADA INC. (55.00%)
                         RBC DOMINION SECURITIES (ALBERTA) LTD.
                         1289806 ONTARIO INC. (50.00%)
                              TRP NT CORP.
                         3868010 CANADA INC. (99.00%)
                         RBC CAPITAL MARKETS ARBITRAGE HOLDINGS INC.
                              RBC CAPITAL MARKETS ARBITRAGE LLC
                                   RBC CAPITAL MARKETS ARBITRAGE SA
                              RBC CAPITAL MARKETS ARBITRAGE SA
                         929766 ONTARIO LIMITED
                         RBC ALTERNATIVE ASSETS, L.P.
                         RBC ALTERNATIVE ASSETS INC.
                              RBC ALTERNATIVE ASSETS, L.P.
                    RBC DOMINION SECURITIES CORPORATION (45.00%) (2)
                         RICHARDSON COMMODITIES, INC.RBC
                    DOMINION SECURITIES L.L.C. (45.00%) (2)
                    3442942 CANADA INC. (45.00%) (2)
          3305988 CANADA INC.
          ROYAL BANK EQUITY PARTNERS LIMITED
               1348982 ONTARIO LTD.
               1225235 Ontario Limited
          595864 B.C. LTD.
          ERNEX MARKETING TECHNOLOGIES INC.
          RBC INSURANCE HOLDINGS INC.
               RBC LIFE INSURANCE COMPANY
               3738027 CANADA INC.
               ASSURED ASSISTANCE INC.
               ROYAL BROKERS LIMITED (40.00%) (2)

               RBC TRAVEL INSURANCE COMPANY
               RBC INSURANCE SERVICES INC.
               RBC GENERAL INSURANCE COMPANY
          R.B.C. HOLDINGS (BAHAMAS) LIMITED
               ROYAL BANK OF CANADA (BARBADOS) LIMITED (0.75%)
                    ROYAL BANK OF CANADA (CARIBBEAN) CORPORATION
               RBC SERVICIOS FINANCIEROS (URUGUAY) S.A.
                    RBC VENEZUELA, S.A. (98.55%)
                    RBC ARGENTINA S.A. ( 99.00%)
               ROYAL BANK OF CANADA TRUST COMPANY (BAHAMAS) LIMITED
                    MULTINATIONAL SERVICES (CAYMAN) LIMITED
                         ROYAL BANK OF CANADA (BARBADOS) LIMITED (5.13%)
                              ROYAL BANK OF CANADA (CARIBBEAN) CORPORATION
                    MATARILLA COMPANY LIMITED
                    CASSAVA COMPANY LIMITED
                    HAMACA NOMINEE LIMITED
               R.B.C. INVESTMENTS LIMITED
               FINANCE CORPORATION OF BAHAMAS LIMITED (FINCO) (75.00%)
                    FINCO INSURANCE AGENCY LIMITED
          ROYAL BANK OF CANADA REINSURANCE (CAYMAN) LIMITED (99.00%)
                    HOCHELAGA INSURANCE COMPANY LTD.
                    ROYAL BANK OF CANADA INSURANCE COMPANY LTD.
               RBC SERVICIOS FINANCIEROS S.A. REPRESENTANTE DE ROYAL BANK OF
                 CANADA
               ROYAL BANK OF CANADA HOUSE (CAYMAN) LIMITED
               HIO LIMITED
          RBC GLOBAL INVESTMENT MANAGEMENT (JAPAN) LTD.
     RBC HOLDINGS (USA) INC.
          RBC HOLDINGS (DELAWARE) INC.
               U.S.A. REALTY HOLDINGS, INC.
               RBC INVESTMENTS (USA) INC.
               MERRITT ISLAND PROPERTIES, INC.
               RBC EQUITY INVESTMENTS INC.
               SECURITY FIRST NETWORK BANK
               RBC TRADE FINANCE (USA) INC.
               PRISM FINANCIAL CORPORATION
                    PRISM MORTGAGE COMPANY
                         PACIFIC GUARANTEE MORTGAGE CORP.
                              VALLEY FINANCIAL ACQUISITIONS CO.
                         LENDERS MORTGAGE SERVICES, L.L.C.
                         MEI ACQUISITION CO.
                         ILLINOIS GUARANTY TITLE, L.L.C.
                         MORTGAGE MARKET INC.
                    PRISM/APOLLO, INC.
                         APOLLO HOUSING CAPITAL, L.L.C. (80.00%)
                    AMERICORP ACQUISITIONS CO.
          BULL & BEAR SECURITIES, INC.
          RBC INSURANCE HOLDINGS (USA) INC.
               LC INSURANCE LTD.
               LIBERTY LIFE INSURANCE COMPANY
               LIBERTY CAPITAL ADVISORS, INC.
               LIBERTY INSURANCE SERVICES CORPORATION
               THE LIBERTY MARKETING CORPORATION
          RBC DAIN RAUSCHER CORPORATION
               HILL THOMPSON GROUP LTD.
                    NET SECURITIES CORP.
                    HILL, THOMPSON, MAGID & CO., INC.
                         FREEDOM SERVICES & CO.
                         TA INVESTMENTS INC.
                              HILL THOMPSON MAGID LP
                         HILL THOMPSON MAGID LP
               FREEDOM SERVICES & CO.
               FREEDOM SPECIALIST, INC.
               VOYAGEUR ASSET MANAGEMENT(MA) INC.
                    FREEDOM TRUST COMPANY
               FREEDOM RESOURCE DEVELOPMENT, INC.
               FREEDOM PARTNERS 1 LP (1.00%) (1)

               FREEDOM PARTNERS II LP (1.00%) (1)
               FREEDOM PARTNERS III LP (1.00%) (1)
               SUTRO VENTURE MANAGEMENT, INC.
               SUTRO INVESTMENT PARTNERS, INC.
                    SUTRO INVESTMENT PARTNERS III LP (4.60%) (1) (2)
               SUTRO VENTURE PARTNERS I LP (1.00%) (1) (2)
                    SUTRO INVESTMENT PARTNERS IV LLC (11.00%) (2)
               SUTRO VENTURE PARTNERS II LP (12.00%) (1)
                    SUTRO INVESTMENT PARTNERS IV LLC (11.00%) (2)
               SUTRO VENTURE PARTNERS III LLC (4.00%) (2)
                    SUTRO VENTURE FUND 34 LLC
                         SUTRO INVESTMENT PARTNERS V LLC (50.00%)
                         SUTRO INVESTMENT PARTNERS VI LLC (25.00%)
                              SUTRO INVESTMENT PARTNERS VII LLC (24.00%) (2)
               SUTRO VENTURE PARTNERS IV LLC (7.00%) (2)
                    SUTRO VENTURE FUND 34 LLC
                         SUTRO INVESTMENT PARTNERS V LLC  (50.00%)
                         SUTRO INVESTMENT PARTNERS VI LLC (25.00%)
                              SUTRO INVESTMENT PARTNERS VII LLC (24.00%) (2)
               SUTRO INVESTMENT PARTNERS VI LLC (2.00%) (2)
                    SUTRO INVESTMENT PARTNERS VII LLC (24.00%) (2)
               SWP I - INFOTRIEVE LLC (13.00%) (1) (2)
               SWP II - ESI LLC (29.00%) (1) (2)
               SWP III - MED/WASTE LLC (5.00%) (1) (2)
               SWP IV - FORTRESS LLC (35.00%) (1) (2)
               SWP V - ALPHASERVE.COM LLC (16.00%) (1) (2)
               SWP VI - MONETRAK LLC (28.00%) (1) (2)
               SWP VII - INFOTRIEVE II LLC (14.00%) (1) (2)
               SWP VIII - eMEDSOFT.COM (4.00%) (1) (2)
               TADCO ALPHA, INC.
               TADCO BRAVO, INC.
               TUCKER ANTHONY REALTY CORPORATION
               T.A. OF DELAWARE, INC.
                    TUCKER ANTHONY PRIVATE EQUITY CAPITAL I LLC (50.00%)
                         TUCKER ANTHONY PRIVATE EQUITY FUND, LP  (1.00%) (2)
                    TUCKER ANTHONY PRIVATE EQUITY CAPITAL II LLC  (50.00%)
                         TUCKER ANTHONY PRIVATE EQUITY FUND II, LP  (1.00%) (2)
                    TUCKER ANTHONY PRIVATE EQUITY CAPITAL III LLC  (50.00%)
                         TUCKER ANTHONY PRIVATE EQUITY FUND III, LP  (1.00%) (2)
                    TUCKER ANTHONY PRIVATE EQUITY CAPITAL IV LLC  (50.00%)
                         TUCKER ANTHONY PRIVATE EQUITY FUND IV, LP (1.00%) (2)
                    TUCKER ANTHONY PRIVATE EQUITY TECHNOLOGY CAPITAL LLC
                      (50.00%)
                         TUCKER ANTHONY PRIVATE EQUITY TECHNOLOGY FUND,
                           LP (1%) (1)
               TACS IV INCENTIVE PLAN LP (1.00%) (1)
               TAMP INCENTIVE PLAN LP  (1.00%) (1)
               TAMP II INCENTIVE PLAN LP  (1.00%) (1)
               TACS III INCENTIVE PLAN LP  (1.00%) (1)
               TACS II INCENTIVE PLAN LP  (1.00%) (1)
               TAMM INCENTIVE PLAN LP  (1.00%) (1)
               TAMM II INCENTIVE PLAN LP  (1.00%) (1)
               TASM INCENTIVE PLAN LP  (1.00%) (1)
               TUCKER ANTHONY PRIVATE EQUITY FUND, LP  (4.40%) (2)
               TUCKER ANTHONY PRIVATE EQUITY FUND II, LP  (3.70%) (2)
               TUCKER ANTHONY PRIVATE EQUITY FUND III, LP  (1.00%) (2)
               TUCKER ANTHONY PRIVATE EQUITY FUND IV, LP  (2.20%) (2)
               TUCKER ANTHONY PRIVATE EQUITY TECHNOLOGY FUND, LP (4.70%) (1) SWP IX - TEXTORE LLC
               SWP X - TEAM MUCHO LLC
               SWP XI - SUMMIT WIRELESS LLC
               DAIN RAUSCHER FOUNDATION
               DAIN RAUSCHER WESSELS, S.A.  (99.99%)
               RBC DAIN RAUSCHER INC.
                    SUTRO INVESTMENT PARTNERS III LP  (1.00%) (1)
                    GABRIELE HUEGLIN & CASHMAN INC.
                    RBC DAIN RAUSCHER INSURANCE AGENCY OF MASSCHUSSETS, INC.
                         TUCKER ANTHONY INSURANCE AGENCY OF NEW HAMPSHIRE, INC.

                         TUCKER ANTHONY INSURANCE AGENCY OF MAINE, INC.
                         TUCKER ANTHONY AGENCY, INC.
                    DAIN BOSWORTH CONSULTANTS INC.
                    AMERICAN HOME ACCEPTANCE CORP.
                    RPR MORTGAGE FINANCE CORP.
                    DBI LEASING CORPORATION
                    RBC DAIN RAUSCHER OF WYOMING INC.
                    RBC DAIN RAUSCHER OFNEVADA INC.
                    RAUSCHER PIERCE REFSNES LEASING, INC.
                    WA&H INVESTMENT L.L.C
                    RBC DAIN RAUSCHER INSURANCE AGENCY OF NEW MEXICO, INC.
                    RBC DAIN RAUSCHER INSURANCE AGENCY INC.
                    RBC DAIN RAUSCHER INSURANCE AGENCY OF OKLAHOMA INC.
               RBC DAIN RAUSCHER LENDING SERVICES INC.
               VOYAGEUR ASSET MANAGEMENT INC.
               DRW STRATEGIC VENTURES LP  (52.00%)
          RBC PRIVATE COUNSEL (USA) CORPORATION
     RBC FINANCE B.V.
          RBC HOLDINGS (CHANNEL ISLANDS) LIMITED
               ROYAL BANK OF CANADA TRUST COMPANY (ASIA) LIMITED
                    ORION ROYAL PACIFIC (NOMINEES) LIMITED
                    RBC HONG KONG (NOMINEES) LIMITED
                    RBC SECRETARIES (HONG KONG) LIMITED
               ROYAL BANK OF CANADA (CHANNEL ISLANDS) LIMITED
                    ROYAL BANK OF CANADA INVESTMENT MANAGEMENT (GUERNSEY)
                      LIMITED
                    ROYAL BANK OF CANADA TRUSTEES (JERSEY) LIMITED
                    GUERNROY LIMITED
                    CANADA COURT LIMITED
               ROYAL BANK OF CANADA OFFSHORE FUND MANAGERS LIMITED
               ROYAL BANK OF CANADA TRUST COMPANY (CAYMAN) LIMITED
                    CAYROY LIMITED
                    ROYCAN PROTECTOR LIMITED
                    TROYNOM LIMITED
               ROYAL BANK OF CANADA (IOM) LIMITED
                    ROY NOMINEES (ISLE OF MAN) LIMITED
                    SIXTY ATHOL STREET NOMINEES LTD.
                    SIXTY TWO ATHOL STREET NOMINEES LTD.
               ROYAL BANK OF CANADA TRUST COMPANY (JERSEY) LIMITED
                    THE INTERNATIONAL ROYAL TRUST COMPANY AG
                    IONIC PROPERTIES LIMITED
                    COLUMN PROPERTIES LIMITED
                    ROYAL TRUST PROPERTIES (JERSEY) LIMITED
                    RTC NOMINEES LIMITED
                    CANADIAN TRUST (CI) LIMITED
                    CONNOR CLARK TRUSTEES LIMITED
               ROYAL BANK OF CANADA FUND MANAGERS (JERSEY) LIMITED
                    ROYAL BANK OF CANADA INTERNATIONAL FUND MANAGEMENT LIMITED ALL NOMINEES LIMITED
                    ROYAL BANK OF CANADA INVESTMENT MANAGEMENT (INTERNATIONAL)
                      LIMITED
                    CORPORATE FUNDS MANAGEMENT SERVICES (C.I.) LIMITED
               ROYAL TRUST (BERMUDA) LIMITED
               RBC CORPORATE SERVICES (BERMUDA) LIMITED
               ROYAL BANK OF CANADA TRUST COMPANY (INTERNATIONAL) LIMITED
                    PATERNOSTER FUND ADMINISTRATORS LIMITED
                    ASHRAMA LIMITED
                    L'ETOQUET LIMITED
                    ROYAL BANK OF CANADA FUND ADMINISTRATORS LIMITED
                    THE REGENT TRUST COMPANY LIMITED
                    GRETEN TRUSTEES LIMITED
                    PATERNOSTER MANAGERS LIMITED
                    GRETEN TRUSTEES (UK) LIMITED
                    REGENT CAPITAL TRUST CORPORATION LIMITED
                    RESERVE INVESTMENTS LIMITED
                    BLOMFIELD TRUSTEES (JERSEY) LIMITED
                    CACIQUE INVESTMENTS LIMITED
                    OKANOGAN EAST LIMITED

                    PATERNOSTER NOMINEES LIMITED
                    DAMOR INVESTMENTS LIMITED
                    ROYAL BANK OF CANADA TRUSTEES LIMITED
                    REGENT TAX CONSULTANTS LIMITED
                    THUNDERBIRD INVESTMENT HOLDINGS LIMITED
                    PATERNOSTER SECRETARIES LIMITED
                    ARSAC INVESTMENTSLIMITED
                    REGENT TRUSTEES SERVICES (JERSEY) LIMITED
                    RBC SERVICES (CHANNEL ISLANDS) LIMITED
                    REGENT FUND MANAGERS LIMITED
               RBC TRUSTEES (GUERNSEY) LIMITED
                    CONSULTANCY & SECRETARIAL SERVICES LIMITED
               RBC SERVICES (GLOBAL) LIMITED
          ROYAL BANK OF CANADA HOLDINGS (U.K.) LIMITED
               MONTCO NOMINEES LIMITED
               ORION ROYAL BANK PARTICIPATIONS LIMITED
               ROYAL BANK OF CANADA EUROPE LIMITED
                    ORION ROYAL BANK LIMITED
                    ORION CAYMAN LIMITED
               ORION LEASING HOLDINGS LIMITED
                    ORION FINANCE LIMITED
               RBC PENSION TRUSTEES LIMITED
               RBC PROPERTIES (STAMFORD STREET) LIMITED
               ROYAL BANK OF CANADA TRUST CORPORATION LIMITED
               ROYAL BANK OF CANADA TRADE FINANCE LIMITED
               ROYTRU NOMINEES LIMITED
               ROYAL BANK OF CANADA INVESTMENT MANAGEMENT (U.K.) LIMITED
                    ROYAL BANK OF CANADA INVESTMENT MANAGEMENT (U.S.A.) LIMITED ROYAL TRUST (UK) NOMINEES LIMITED
               RBC GLOBAL INVESTMENT MANAGEMENT LIMITED
               ROYCAN NOMINEES LIMITED
          ROYAL BANK OF CANADA (SUISSE)
               ROYCAN TRUST COMPANY S.A.
                    COMPANIA FINANCIERA CHANTILLY S.A.
          RBC VERWALTUNGSGESELLSCHAFT AG
          ROYAL TRUST FINANCE LTD.
          RBC REINSURANCE (IRELAND) LTD.
     1391294 ONTARIO LIMITED
     RBC CAPITAL AUSTRALIA LIMITED
     3868010 CANADA INC.  (1.00%) (2)
     RBC CAPITAL TRUST  (19.00%) (2)
     RESINEX INVESTMENTS INC.
     RBC GLOBAL SERVICES AUSTRALIA PTY LIMITED
          RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED
     RBC LIFE SCIENCES LP II  (70.00%)
     RBCP ENERGY FUND INVESTMENTS, LP  (99.00%)
     2934744 CANADA INC.  (66.67%)
     3656551 CANADA INC.
     2651742 CANADA INC.
          CANPAR TRANSPORT LTD.  (66.67%)
               CANPAR LOGISTICS LTD.
     2934752 CANADA INC.
     RBC CAPITAL PARTNERS LIMITED
          2001 RBCP US GP LIMITED
               2001 RBCP US CO-INVESTMENT LP  (1.00%) (1)
               2002 RBCP US CO-INVESTMENT LP  (1.00%) (1)
               RBCP ENERGY FUND INVESTMENTS, LP  (1.00%) (1)
               U.S. RBCP ENERGY FUND CO-INVESTMENT LP  (1.00%) (1)
          2001 RBCP CANADIAN GP LIMITED
               2001 RBCP CANADIAN CO-INVESTMENT LP  (1.00%) (1)
               2002 RBCP CANADIAN CO-INVESTMENT LP  (1.00%) (1)
               RBC LIFE SCIENCES LP II  (1.00%) (1)
     RBF LIMITED PARTNERSHIP  (99.00%)
          3051362 NOVA SCOTIA COMPANY
               RBUS LLC
     ROYAL TRUST CORPORATION OF CANADA

          BRANT INVESTMENTS LIMITED
          ROY NOMINEES LIMITED
     162527 CANADA LIMITED
     ROYAL BANK OF CANADA FINANCIAL CORPORATION


Notes:

(1) The entity is a limited partnership or a limited liability company in which an affiliate of the Applicant is its general partner or managing member, as applicable.

(2) In listing this entity, the Applicant does not concede that it constitutes an "affiliate" for purposes of the Trust Indenture Act of 1939 or any other laws.

     (c) A list of the Applicant's subsidiaries is set forth below. The Applicant owns, directly or indirectly, 100% of the voting securities of the following subsidiaries (unless otherwise noted):


RBC CENTURA BANKS, INC. (NC)
     CENTURA CAPITAL TRUST I (DE)
          TRIANGLE CAPITAL TRUST (DE)
     NCS MORTGAGE LENDING  COMPANY (GA)
     RBC CENTURA BANK (NC)
          RBC CENTURA SECURITIES, INC. (NC)
          CENTURA INSURANCE  SERVICES, INC. (NC)
          CBRM, INC. (DE)
          CB SERVICES CORP. (NC)
          CENTURA SBIC, INC. (NC)
          PRINCESS ANNE SERVICE CORP. (VA)
               NINTH PRINCESS ANNE PROPERTIES, INC. (VA)
               KEMP CROSSINGS VA GENERAL L. PARTNERSHIP (62.5%)
          CHURCH STREET MANAGEMENT, INC. (VA)
               CHURCH STREET MANAGEMENT CORP. (NC)
          CENTURA INTERNATIONAL HOLDINGS, INC. (DE)
          PEPCO, INC. (NC)
          CBNC, INC. (NC)
          CB SERVICES CORP. (VA)
          CAPITAL ADVISORS, INC. (NC)
          GLENWOOD CAPITAL MANAGEMENT, INC. (NC)
          RBC CENTURA CARD BANK (GA)
          EAGLE SERVICE CORPORATION D/B/A EAGLE TITLE INSURANCE AGENCY TFB MANAGEMENT, INC.
               TFB MANAGEMENT (NC), INC.
               TFB MANAGEMENT (RE), INC.
          PRIME EAGLE MORTGAGE CORPORATION
          HAMPTON OAKS, LLP
          EBI CAPITAL TRUST I
          FIRST SERVICE CORPORATION OF NORTH CAROLINA (NC)
     EAGLE BANCSHARES CAPITAL GROUP, INC.
          EAGLE CAPITAL FAYETTEVILLE, LLC
          EAGLE CAPITAL DUNWOODY, LLC
          EAGLE REGATTA BAY, LLC
          EAGLE CAPITAL STONE MOUNTAIN, LLC
          EAGLE SKIDAWAY, LLC
          PROGRESSIVE EAGLE, LLC
     EAGLE REAL ESTATE ADVISORS, INC.
          EAGLE RESIDENTIAL REALTY, INC.
          RIVERMOORE PARK, LLC
          RIVERSIDE ROAD, LLC (60.00%)
          EAGLE ROSWELL ROAD DEVELOPMENT, LLC
          FAYETTEVILLE VILLAGE, LLC (95.00%)

          EAGLE MASON MILL DEVELOPMENT, LLC (80.00%)
          EAGLE ACWORTH DEVELOPMENT III, LLC
          EAGLE WHITE COLUMNS DEVELOPMENT, LLC (60.00%)
          EAGLE ATLANTA ROAD DEVELOPMENT, LLC (60.00%)
          JOHNSON ROAD DEVELOPMENT, LLC
     UNION HILL, LLC (80.00%)
     THE PHOENIX ON PEACHTREE, LLC (50.00%)


                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the Applicant and all persons chosen to become directors or executive officers. Indicate all offices with the Applicant held or to be held by each person named.

     NAME                                  TITLE
     ----                                  -----
     James T. Rager                        Chairman, Board of Directors
     Shauneen Bruder                       Director, President
     Peter W. Currie                       Director
     Scott M. Custer                       Director
     Harold A. Dawson, Jr.                 Director
     H. Kel Landis, III                    Director, Chief Executive Officer
     O. Tracy Parks, III                   Director
     William H. Redding, Jr.               Director
     Cecil W. Sewell, Jr.                  Director
     Charles A. Caswell                    Chief Financial Officer
     Graham MacLachlan                     Chief Credit & Risk Officer
     Elizabeth A. Edelman                  General Counsel, Secretary

          The mailing address of each of the above directors and executive officers is c/o RBC Centura Banks, Inc., 1417 Centura Highway, Rocky Mount, North Carolina 27804.

5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the Applicant.

     Royal Bank of Canada, a Canadian chartered bank, and one of its wholly owned subsidiaries (RBC Holdings (Delaware) Inc.), own 100% of the voting stock of the Applicant.

                                  UNDERWRITERS

6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a) The name and address of each person who has acted as an underwriter of the Applicant's securities during the last three years and the title of the securities underwritten are listed below.

          None.

     (b) There are no underwriters of the securities that are the subject of this application.

                               CAPITAL SECURITIES

7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the Applicant.

          As of July 23, 2002, the following classes of securities of the Applicant were authorized and outstanding:

     (i)  DEBT SECURITIES

                TITLE OF CLASS           AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
                --------------           -----------------    ------------------

     Subordinated Five-Year Term            $500,000,000       $500,000,000
     Note (1)

     Centura Capital Trust I, 8.845%        $100,000,000        $94,475,000
     Capital Securities, Series A (2)

     Triangle Capital Trust, 9.375%          $20,000,000        $20,000,000
     Capital Securities (3)

     $1,000,000 Centura Bank Notes        $1,000,000,000        $125,000,000 (4)


     (ii) EQUITY SECURITIES

                TITLE OF CLASS           AMOUNT AUTHORIZED    AMOUNT OUTSTANDING
                --------------           -----------------    ------------------

     Common Stock, no par value            3,500,000,000         2,219,614,882


     Notes:
     (1) In September 2001, the Applicant issued $500 million in subordinated debt to an indirect subsidiary of Royal Bank of Canada. The subordinated debt is LIBOR based and is due to mature in September 2006.

     (2) In June 1997, CCTI, a wholly owned statutory business trust of the Applicant, issued $100.0 million of capital securities maturing in June 2027.

     (3) Also in June 1997, TCT, a wholly owned statutory business trust of the Applicant, issued $20.0 million of capital securities maturing in June 2027.

     (4) RBC Centura Bank (the "Bank"), a direct wholly owned subsidiary of the Applicant, has the ability to issue up to $1.0 billion under a program whereby the Bank issues unsecured bank notes to institutional investors. Under the program, in March 1999, the Bank issued $125,000,000 Centura Bank 6.50% Subordinated Bank Notes due 2009.

     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

     Common Stock. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders.


                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Act.

          The Preferred Securities Guarantee Agreement (the "Preferred Securities Guarantee Agreement") between the Applicant and SunTrust Bank (the "Guarantee Trustee") will be executed and delivered for the benefit of the holders of EBI Capital Trust I's 8.50% Cumulative Trust Preferred Securities (the "Preferred Securities").

          Defined terms used in this Item 8 that are not otherwise defined in this application shall have the meanings given to such terms in the Preferred Securities Guarantee Agreement, a form of which is filed as Exhibit T3C hereto.

     (a)  Events of Default.

          "Event of Default" will mean a default by the Applicant on any of its payment obligations under the Preferred Securities Guarantee
     Agreement.

     (b) Authentication and Delivery of the Indenture Securities and the Application of Proceeds Thereof.

          There will be no provisions in the Preferred Securities Guarantee Agreement relating to authentication and delivery of indenture securities. Further, the issuance of the Guarantees under the Preferred Securities Guarantee Agreement will not result in any proceeds being received by the Applicant or any of its affiliates.

     (c) Release or Substitution of Property Subject to the Lien of the Indenture.

          The Applicant's obligations under the Preferred Securities Guarantee Agreement will not be secured by any liens or security interests on any assets of the Applicant. Accordingly, the Preferred Securities Guarantee Agreement will not contain any provisions with respect to the release or the release and substitution of any property subject to such lien.

     (d)  Satisfaction and Discharge of the Indenture.

          The Preferred Securities Guarantee Agreement will terminate and be of no further force and effect upon (i) full payment of the Redemption Price of the Preferred Securities, (ii) full payment of the amounts payable upon liquidation of the Trust, or (iii) distribution of the Subordinated Debentures to the holders of the Preferred Securities. The Preferred Securities Guarantee Agreement will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Preferred Securities must restore payment of any sums paid under such Preferred Securities or the Preferred Securities Guarantee Agreement.

     (e)  Evidence of Compliance.

          The Preferred Securities Guarantee Agreement will provide that the Applicant must provide to the Guarantee Trustee such evidence of compliance with any conditions precedent, if any, provided for in the Preferred Securities Guarantee as set forth in Sections 314(c) and 314(e) of the Trust Indenture Act. Any certificate or opinion required to be given by an officer pursuant to Section 314(c)(1) may be given in the form of an Officers' Certificate.

9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the Applicant, who is an obligor upon the indenture securities.

          There will be no obligors under the Preferred Securities Guarantee Agreement other than the Applicant.

Contents of Application for Qualification.
-----------------------------------------

     This application for qualification comprises:

     (a)  Pages numbered 1 to 15, consecutively.

     (b) The statement on Form T-1 of eligibility and qualification of the Trustee under the Indenture to be qualified.

     (c) The following exhibits, in addition to those filed as a part of the statement on Form T-1 of eligibility and qualification of the Trustee:

      EXHIBIT                                         TITLE
      -------                                         -----

      Exhibit T3A                 Certificate of Incorporation of the Applicant,
                                  incorporated by reference to Exhibit 3.1 to the Applicant's Annual Report on Form 10-K for the year ended December 31, 2001 (SEC File No.
                                  1-10646).

      Exhibit T3B                 By-Laws of the Applicant, incorporated by
                                  reference to Exhibit 3.2 to the Applicant's
                                  Annual Report on Form 10-K for the year ended
                                  December 31, 2001 (SEC File No. 1-10646).

      Exhibit T3C                 Form of Preferred Securities Guarantee
                                  Agreement, between RBC Centura Banks, Inc. and
                                  SunTrust Bank, as Trustee.

      Exhibit 99 Form T-1 Statement of Eligibility of SunTrust Bank under the Trust Indenture Act of 1939, as amended, with respect to the Guarantees.*


----------
*  Previously filed.

                                   SIGNATURES

         Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Applicant, RBC Centura Banks, Inc., a corporation organized and existing under the laws of North Carolina, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Atlanta, and State of Georgia, on the 9th day of August, 2002.

                                         RBC CENTURA BANKS, INC.



(SEAL)                                   By: /s/ Elizabeth A. Edelman
                                            ---------------------------------
                                            Name:  Elizabeth A. Edelman
                                            Title: General Counsel & Secretary




Attest: /s/ Valeria Lewis-Wymbs
       --------------------------
       Name:  Valeria Lewis-Wymbs
       Title: Personal Banker





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